UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                          SCHEDULE 13G


            Under the Securities Exchange Act of 1934

                       (Amendment No. 15)*


                     Chesapeake Corporation

                        (Name of Issuer)


                  Common Stock, $1.00 par value

                 (Title of Class of Securities)


                           165159 10 4

                         (CUSIP Number)



Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 165159 10 4               Page  2  of  8  Pages


1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                 Sture G. Olsson

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  ___
                                          (b)  ___

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

Number of      5    Sole Voting Power        911,355
Shares
beneficially   6    Shared Voting Power      1,162,080
owned by                                     (See No. 9 below)
each           7    Sole Dispositive Power   1,376,235
reporting
person with    8    Shared Dispositive Power 1,015,614
                                             (See No. 9 below)

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                2,451,849
      The filing of this statement shall not be construed as an admission that Mr. Olsson is, for purposes of Sections 13(d) or (13(g) of the Securities Exchange Act of 1934, the beneficial owner of the shares listed on lines 6 or 8.

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      10.3%
12    TYPE OF REPORTING PERSON*
                                      IN

                   *SEE INSTRUCTION BEFORE FILLING OUT!

               SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D. C. 20549

                          SCHEDULE 13-G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934


Item 1(a)    Name of Issuer:
             CHESAPEAKE CORPORATION


Item 1(b)    Address of Issuer's Principal Executive Offices:
             James Center, Box 2350, Richmond, Virginia
             23218-2350

Item 2(a)    Name of Person Filing:
             Sture G. Olsson

Item 2(b) Address of Principal Business Office, or, if none, residence:
             Chesapeake Corporation, James Center, Box 2350,
             Richmond, Virginia 23218-2350

Item 2(c)    Citizenship:
             United States

Item 2(d)    Title of Class of Securities:
             Common Stock ($1.00 par)

Item 2(e)    CUSIP Number:
             165159 10 4

Item 3       If this statement is filed pursuant to Rule
             13d-1(b) or 13d-2(b), check whether the person filing is a:
             Not applicable

Item 4       Ownership:
             (a)  Amount Beneficially Owned:  2,451,849
             (b)  Percent of Class:  10.3%
             (c)  Number of shares as to which such person has:
                  (i)     sole power to vote or direct
                          the vote - 911,355
                  (ii)    shared power to vote or to
                          direct the vote - 1,162,080*
                  (iii)   sole power to dispose of or to
                          direct the disposition of -
                          1,376,235
                   (iv)   shared power to dispose or to
                          direct the disposition of -
                          1,015,614*

             *The filing of this statement shall not be
              construed as admission that Sture G.
              Olsson is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange
              Act of 1934, the beneficial owner of the 1,162,080 shares described in Item
              4(c)(ii) or the 1,015,614 shares described in Item 4(c)(iv).

Item 5       Ownership of Five Percent or Less of a Class:
             Not applicable


Item 6 Ownership of More than Five Percent on Behalf of Another Person:
             Crestar Bank and Sture G. Olsson are co-trustees of certain trusts which hold:
             206,090 of the 911,355 shares described in
             Item 4(c)(i); 771,630 of the 1,162,080 shares
             described in Item 4(c)(ii); 594,530 of the 1,376,235 shares described in Item 4(c)(iii);
             and 383,190 of the 1,015,614 shares described in Item 4(c)(iv). Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of: 529,200 of the remaining 705,265 shares described in Item 4(c)(i); the remaining 390,450 shares described in Item 4(c)(ii); 605,640 of the remaining 781,705 shares described in Item 4(c)(iii); and the remaining 632,424 shares described in Item 4(c)(iv).

Item 7       Identification and Classification of the
             Subsidiary Which Acquired the Security
             Being Reported on by the Parent Holding
             Company:
             Not applicable

Item 8 Identification and Classification of Members of the Group:
             Not applicable

Item 9       Notice of Dissolution of Group:
             Not applicable

Item 10      Certification:
             Not applicable

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of December 31, 1995.


           2/9/95               /s/ Sture G. Olsson
            Date                      Signature


                                    Sture G. Olsson
                                      Name/Title

                         STURE G. OLSSON
                          Schedule 13-G

Summary of Item 4(c)

       (i)     Sole Power to vote or to direct the vote:

                    Name                         Amount

               Sture G. Olsson                  176,065
               Signe Maria Olsson Trust (1966)  206,090
               Inga Residuary Trust (Nylander)  469,200
               Elis Olsson Memorial Foundation   60,000

                                   Total (i)    911,355

      (ii)     Shared Power to vote or direct the vote:

                    Name                         Amount

               Inga Olsson Trust (Nylander)     136,440
               S. G. O. Trust                   136,440
               Signe Olsson Trust               383,190
               Elis Olsson Trust                252,000
               Shirley C. Olsson                 38,010
               S. G. Olsson Trust (1976)        216,000

                                   Total (ii) 1,162,080

     (iii) Sole Power to dispose of or to direct the disposition of:

                    Name                         Amount

               Sture G. Olsson                  176,065
               Inga Olsson Trust (Nylander)     136,440
               S. G. O. Trust                   136,440
               Signe Maria Olsson Trust (1966)  206,090
               Elis Olsson Trust                252,000
               Inga Residuary Trust (Nylander)  469,200

                                   Total (iii)1,376,235

      (iv) Shared Power to dispose or to direct the disposition of:

                    Name                         Amount

               Signe Olsson Trust               383,190
               Shirley C. Olsson                 38,010
               Carl Olsson Trust                174,114
               Carl Olsson Residuary Trust      204,300
               S. G. O. Trust (1976)            216,000

                                   Total (iv) 1,015,614


Summary of Item 6

     Shares held by Crestar Bank and SGO as co-fiduciaries:

                    Name                         Amount

     Inga Olsson Trust (Nylander)               136,440
     Elis Olsson Trust                          252,000
     Signe Maria Olsson Trust (1966)            206,090
     Signe Olsson Trust                         383,190

                                   Item 6 Total 977,720

NOTE:Shares listed under the "right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of" shares in response to Item 6 include all shares except the 176,065 shares held by Sture G. Olsson in his name.